DFP Holdings Limited

2F-1, No. 178-5, Section 2, Chang’an East Road, Zhongshan District, Taipei City, Taiwan

September 1, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Attorney Advisor (nalbantiann@sec.gov)

Re:	DFP Holdings Limited
Registration Statement on Form S-1/A
Filed August 8, 2023
File No. 333-271858
Withdrawal of Request for Acceleration of Effectiveness

Dear Mr. Nicholas Nalbantian,

DFP Holdings Limited hereby requests to withdraw the request for acceleration of effectiveness of the above referenced Registration Statement at 4:00 p.m., Eastern Time, on Friday September 1, 2023.

Should you have any questions, please do not hesitate to contact us by email: dfpleaderschool.com directly.

Sincerely,

/s/ Hsu Shou Hung
Hsu Shou Hung
Chief Executive Officer